August 20, 2010

U. S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

      RE: Copley Fund, Inc. Indication of Oral Request for Acceleration of the Effective Date of Amendments to Registration Statements Filed on Form N-1A on July 30, 2010 and August 20, 2010 (File No. 811-2815)

Dear Sir/Madam:

      In connection with the concurrent filing of the above-referenced Amendment to Registration Statement and pursuant to Rule 461 under the Securities Act of 1933, as amended, this letter indicates that an oral request for acceleration of the effective date of the referenced amendments will be made on behalf of the registrant by the undersigned. The registrant represents, through the undersigned, that it is aware of its obligations under the Securities Act of 1933, as amended. Registrant also represents that all material adjustments identified by the staff have been made in the Fund's disclosures and financial reports. The Company also represents that it has made all other material adjustments in its disclosures and financial statements that it deems necessary.

      Please direct all questions regarding the above-referenced Amendment to Thomas C. Henry of Roberts & Henry, 164 Honeysuckle Dr., Jupiter, Florida 33458. Telephone number (561) 744-5932 and Fax (561) 207-6857.


                                                Very truly yours,
                                                ROBERTS & HENRY

                                                Thomas C. Henry